NO ACT

PE 1-5-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005114

February 17, 2015

Mary E. Talbott
Scripps Networks Interactive, Inc.
mtalbott@scrippsnetworks.com

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-17-15

Re: Scripps Networks Interactive, Inc.
Incoming letter dated January 5, 2015

Dear Ms. Talbott:

This is in response to your letter dated January 5, 2015 concerning the shareholder proposal submitted to Scripps Networks Interactive by James McRitchie and Myra K. Young. We also have received a letter on the proponents' behalf dated January 12, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

February 17, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Scripps Networks Interactive, Inc.
Incoming letter dated January 5, 2015

The proposal relates to majority voting.

There appears to be some basis for your view that Scripps Networks Interactive may exclude the proposal under rule 14a-8(b). You represent that the proponents hold Class A Common Shares and that holders of Scripps Networks Interactive's Class A Common Shares are entitled to vote only on certain matters, which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." Accordingly, we will not recommend enforcement action to the Commission if Scripps Networks Interactive omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

January 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Scripps Networks Interactive, Inc. (SNI)
Directors to be Elected by Majority Vote
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 5, 2015 company request concerning this rule 14a-8 proposal.

According to the attached Form 8-K, holders of Class A Common Shares voted more than 60 million shares in regard to 4 individual directors. Yet the company narrative claims these shareholders were not even entitled to notice of the meeting. This seems to need an explanation.

The company does not include a legal opinion from an Ohio corporate law firm regarding "a matter on which Ohio law would required a shareholder vote by holders of Class A Common Shares."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Mary Talbott <mary.talbott@scrippsnetworks.com>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2014

SCRIPPS NETWORKS INTERACTIVE, INC.
(Exact name of Registrant as specified in its charter)

Ohio	1-34004	61-1551890
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9721 Sherrill Boulevard Knoxville, Tennessee	37932
(Address of principal executive offices)	(Zip code)

(865) 694-2700
(Registrant's telephone number including area code)

Not applicable
(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Scripps Networks Interactive, Inc. (the "Company") recently announced that Wesley W. Scripps had been appointed to the Board of Directors ("Board"). Mr. Scripps was elected during the Company's Annual Meeting of Shareholders on May 13, 2014 and was appointed to the Board's nominating and governance committee. Mr. Scripps is an internet entrepreneur and heir to media company founder Edward W. Scripps. Mr. Scripps owns and operates Forlio Designs, a web development and design firm based in Grand Junction, Colorado.

In connection with Mr. Scripps' service to the Company as a director, he is entitled to receive an annual cash retainer for his board and committee service as well as stock option and restricted stock unit grants in the Company's Class A common stock. The stock grants are pursuant to the Company's Long-Term Incentive Plan which has been previously filed with the SEC.

A copy of the press release announcing the election is filed as Exhibit 99.

Item 5.07. Submission of Matters to a Vote of Security Holders.

The Company held its Annual Meeting of Shareholders on May 13, 2014. The certified results of the matters voted upon at the meeting, which are more fully described in our proxy statement, are as follows:

Description of Matters Submitted	In Favor	Authority Withheld
1. Election of Directors:		
Class A Common Shares:		
Jarl Mohn	66,148,301	1,958,765
Nicholas B. Paumgarten	67,590,177	516,889
Jeffrey Sagansky	64,737,920	3,369,146
Ronald W. Tysoe	58,545,323	9,561,743
Common Voting Shares:		
Gina L. Bianchini	33,939,111	—
Michael R. Costa	33,939,111	—
David A. Galloway	33,939,111	—
Kenneth W. Lowe	33,939,111	—
Richelle P. Parham	33,939,111	—
Mary McCabe Peirce	33,939,111	—
Nackey E. Scagliotti	33,939,111	—
Wesley W. Scripps	33,939,111	—
	For	**Abstain**
2. Advisory Vote on Executive Compensation:		
Common Voting Shares	33,939,111	—

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

99 Press release dated May 13, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCRIPPS NETWORKS INTERACTIVE, INC.

Date: May 16, 2014

By: /s/ Cynthia L. Gibson
Cynthia L. Gibson
EVP, Chief Legal Officer and Corporate Secretary

Scripps Networks Interactive, Inc.
312 Walnut Street, 18th Floor
Cincinnati, OH 45202

Mary E. Talbott
Senior Vice President, Deputy General
Counsel and Corporate Secretary

PHONE (513) 824-3251
FAX (513) 824-3393
E-MAIL mtalbott@scrippsnetworks.com



January 5, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

RE: Scripps Networks Interactive, Inc.

Ladies and Gentlemen:

On December 2, 2014, Scripps Networks Interactive, Inc. (the "Company") received via facsimile a letter dated November 17, 2014 from James McRitchie and Myra K. Young (together, the "Proponents") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2015 annual meeting of shareholders. A copy of the Proponent's letter and the Proposal and a follow-up letter from TD Ameritrade faxed to the Company on December 17, 2014 regarding the Class A Common Shares held by Mr. McRitchie and Ms. Young (the "TD Ameritrade Letter") are attached to this letter as Exhibit A. The Proponents have requested that Mr. John Chevedden act as their agent with respect to the Proposal.

The Proposal requests that the following resolution be put to a vote at the next annual meeting:

"Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

The Company believes that, under Rule 14a-8(f) adopted under the Securities Exchange Act of 1934, as amended, the Proposal may be omitted from the Company's proxy soliciting material for its next annual meeting of shareholders because the Proponents are not the owner of "securities entitled to be voted on the Proposal at the meeting" as is required by Rule 14a-8(b)(1).

The Ameritrade Letter states that the Proponents have continuously held 50 shares of the Company's "common stock" (without indicating the class) in their TD Ameritrade account for at least thirteen months from the date of the TD Ameritrade Letter. The Company has two classes of capital shares outstanding: (i) Class A Common Shares, which are listed on the New York Stock Exchange; and (ii) Common Voting Shares, which are privately held and not traded. The Company maintains a record of the owners (record and beneficial) of the privately held Common Voting Shares, and the holders of substantially all of the Common Voting Shares have filed a Schedule 13D with the Commission reporting their ownership of Common Voting Shares. The Proponents do not own any Common Voting Shares of the Company. Therefore, the reference in the Ameritrade Letter to "common stock" actually refers to Class A Common Shares, the publicly traded shares of the Company.

Rule 14a-8(b)(1) provides, among other things, that in order to be eligible to submit a proposal, a shareholder must hold "securities entitled to vote on the proposal at the meeting." Under Rule 14a-8(f), a company may exclude from its proxy materials a proposal submitted by a proponent who fails to satisfy Rule 14a-8(b)(1)'s eligibility.

The Company's Class A Common Shares have limited voting rights, which entitle the holders of Class A Common Shares to elect the greater of three or one-third of the directors of the Corporation to be elected from time to time. Paragraph 2 of Article Fourth of the Company's Amended and Restated Articles of Incorporation ("Articles"), a copy of which is attached hereto as Exhibit B, provides that except for such specific voting right, and except as otherwise required by the Ohio Revised Code:

"[T]he entire voting power shall be vested solely and exclusively in the holders of Common Voting Shares . . . and the holders of . . . Class A Common Shares shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof."

Given that the Proponents are holders of only Class A Common Shares and do not own any Common Voting Shares, the Company's Articles do not permit the Proponents to vote on the Proposal. Moreover, the Proposal is not a matter on which Ohio law would require a shareholder vote by the holders of Class A Common Shares. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(b). See SEC Division of Corporation Finance, Staff Legal Bulletin No. 14(CF), Question and Answer C.1.b (2001).

The Commission Staff has consistently concurred that a company may exclude from its proxy materials shareholder proposals submitted by proponents who do not hold the requisite class of stock entitled to vote on the proposal. In *The E. W. Scripps Company*, 2006 SEC No-Act. LEXIS 718 (December 4, 2006), the Staff granted no-action relief to The E.W. Scripps Company with respect to a proposal requesting that the company's board of directors adopt a policy which would require the submission of a survey question regarding the compensation of executive officers to a shareholder's vote at each future annual meeting. Similar to the Company, The E.W. Scripps Company had two classes of voting stock outstanding: Class A Common Shares, which are listed for trading on the New York Stock Exchange, and Common Voting Shares, which are privately held. The proponent in *The E. W. Scripps Company* owned Class A Common Shares and not Common Voting Shares. As provided in the company's charter documents and under Ohio law, Class A Common Shares would not have been entitled to vote on the proposal in the event the proposal was submitted to the vote of the company's stockholders. Accordingly, since the proponent did not own Common Voting Shares, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b).

Similarly, in *The New York Times Company*, 2006 SEC No-Act. LEXIS 742 (December 18, 2006), the Staff granted no-action relief to The New York Times Company with respect to a proposal recommending that the board of directors undertake specific steps to reform the company's corporate governance, including that the board approve for submission to shareholders a declassification plan that would provide for equal voting rights for all of the company's shares. Similar to the Company, The New York Times Company had two classes of voting stock outstanding: Class A and Class B Common Stock. The proponent in *The New York Times Company* owned Class A Common Stock, which was not entitled to vote on the proposal, rather than Class B Common Stock, which was entitled to vote on the proposal. Accordingly, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b), as the proponent did not own securities entitled to be voted on the proposal.

Finally, in *The Washington Post Company*, 2004 SEC No-Act. LEXIS 907 (December 24, 2004), the Staff granted no-action relief to The Washington Post Company with respect to a proposal requesting that the board of directors take steps to select an independent director who had not previously served as an officer of the company as chairman of the board of directors of the Company. Again, similar to the Company, The Washington Post Company had two classes of voting stock outstanding: Class A and Class B Common Stock. The proponent in *The Washington Post Company* owned Class B Common Stock, rather than Class A Common Stock. According to the voting rights described in the company's charter documents, Class B Common Stock would not have been entitled to vote on the proposal in the event the proposal was submitted to the vote of the company's stockholders. Therefore, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b) for failure to meet the ownership requirement.

Because the Proponents have not demonstrated that they hold Common Voting Shares entitled to vote on the subject matter of the Proposal, the Proponents have failed to meet the eligibility requirements to submit a shareholder proposal under Rule 14a-8(b). Therefore, the Company intends to omit the Proponents' proposal from its proxy materials and respectfully requests that the Staff confirm to the Company that it will not recommend enforcement action to the Commission if the Proponents' proposal is so omitted.

Although the Company was not required under Rule 14a-8(f) to send the Proponents a notice of their failure to meet the eligibility requirements of Rule 14a-8(b) since the deficiency could not be remedied (that is, they are not now, and have not been, the holders of Common Voting Shares), as a courtesy, on January 2, 2015, the Company sent the Proponents a letter notifying them of their ineligibility to submit the Proposal due to their failure to satisfy the ownership requirements of Rule 14a-8(b). A copy of the Company's letter to the Proponents is attached to this letter as Exhibit C.

The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponents are requested to copy the undersigned on any response they may choose to make to the Staff.

A copy of this letter, together with the enclosures, is being mailed to the Proponents.

If you have any questions with respect to this letter, please contact the undersigned at the above number.

Sincerely,



Mary E. Talbott

Enclosures

c w/encl: Mr. James McRitchie and Ms. Myra K. Young
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

Ms. Cynthia L. Gibson
Corporate Secretary
Scripps Networks Interactive, Inc. (SNI)
9721 Sherrill Boulevard
Knoxville, TN 37932
PH: 865-694-2700
FX: 865-985-7778
FX: 865-985-7771

Dear Corporate Secretary:

We are pleased to be shareholders in Scripps Networks Interactive, Inc. (SNI) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie — November 17, 2014 (Date)



Myra K. Young — November 17, 2014 (Date)

cc: Mary Talbott <mary.talbott@scrippsnetworks.com>
Assistant Corporate Secretary
John Chevedden

[SNI: Rule 14a-8 Proposal, December 2, 2014]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



SNI
Post-it® Fax Note 7671

Date 12-17-14	# of pages ▸
To Cynthia Gibson	From Gina Chiccitton
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 865 985-7778	Fax #

865-985-7771

12/04/2014

James McRitchie & Myra Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending In *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie & Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 50 shares of Scripps Network (SNI) common stock in their account ending in *** FISMA & OMB Memorandum *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
SCRIPPS NETWORKS INTERACTIVE, INC.

FOURTH: Classes and Number of Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 325,000,000 shares. The classes and the aggregate number of shares of stock of each class that the Corporation shall have authority to issue are as follows:

(i) 60,000,000 Common Voting Shares, $0.01 par value ("Common Voting Shares").

(ii) 240,000,000 Class A Common Shares, $0.01 par value ("Class A Common Shares" and together with Common Voting Shares, "Common Shares").

(iii) 25,000,000 Preferred Shares, $0.01 par value ("Preferred Shares").

A. Powers and Rights of Common Voting Shares and Class A Common Shares.

1. Election of Directors. Holders of Class A Common Shares, voting separately and as a class, shall be entitled to elect the greater of three or one-third (or the nearest smaller whole number if the aforesaid fraction is not a whole number) of the directors of the Corporation to be elected from time to time except directors, if any, to be elected by holders of Preferred Shares or any series thereof; and holders of Common Voting Shares, voting separately and as a class, shall be entitled to elect the balance of such directors.

2. Other Matters. Except as provided in this Article FOURTH with respect to Class A Common Shares or in any resolution providing for the issue of Preferred Shares or any series thereof, and as otherwise required by the Ohio Revised Code, the entire voting power shall be vested solely and exclusively in the holders of Common Voting Shares, the holders of Common Voting Shares to be entitled to one vote for each Common Voting Share held by them upon all matters requiring a vote of shareholders of the Corporation, and the holders of Preferred Shares or any series thereof or Class A Common Shares shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof. The number of authorized Class A Common Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding Common Voting Shares.

EXHIBIT C

Scripps Networks Interactive, Inc.
312 Walnut Street, 18th Floor
Cincinnati, OH 45202

Mary E. Talbott
Senior Vice President, Deputy General
Counsel and Corporate Secretary

PHONE (513) 824-3251
FAX (513) 824-3393
E-MAIL mtalbott@scrippsnetworks.com



VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

January 2, 2015

James McRitchie
Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Proposal for Scripps Networks Interactive, Inc. (the "Company") 2015 Annual Meeting

Dear Mr. McRitchie and Ms. Young:

This letter acknowledges that on December 2, 2014 we received by facsimile your letter addressed to Cynthia L. Gibson, as Corporate Secretary for the Company, by which you submitted a shareholder proposal for inclusion in the Company's 2015 proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The shareholder proposal requested that our Board of Directors "*initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats*" (the "Proposed Resolution"). Although no evidence of ownership of any of our stock was included with your initial submission, on December 17, 2014 you submitted via facsimile a letter from Ameritrade indicating that you had continuously held 50 of our Class A Common Shares for at least thirteen months prior to the letter.

As you no doubt are aware, to be eligible to have the Proposed Resolution included in the Company's proxy statement, you must demonstrate that you meet the stock ownership requirements of Rule 14a-8(b). This letter is to inform you that you do not satisfy the ownership requirements to submit the Proposed Resolution. Rule 14a-8(b) requires a shareholder seeking to submit a shareholder proposal to have continuously held at least $2,000 in market value or 1% of the Company's outstanding shares ***entitled to vote*** on the proposed shareholder proposal at the annual meeting for at least one year by the date the shareholder submitted the shareholder proposal.

Pursuant to Article Fourth of the Company's Amended and Restated Articles of Incorporation ("Articles"), holders of the Company's publicly traded Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company to be elected from time to time. Except for those specific voting rights, however, the Articles provide that the holders of Class A Common Shares "*shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof.*" For your reference, I have attached to this letter the relevant portions of Article Fourth of the Articles.

Since the Proposed Resolution is not an issue on which the holders of our Class A Common Shares are entitled to vote under the Articles, as a holder of Class A Common Shares you are <u>not</u> eligible to vote on the Proposed Resolution and do not have the right to submit the proposal under Rule 14a-8. Further, because our Common Voting Shares (the only class of shares entitled under the Articles to vote on the

Proposed Resolution) are not publicly traded and are not available for purchase, there is no means by which you can remedy the ownership issue.

Please note that, pursuant to Rule 14a-8(f)(1), if you submit a response to this letter, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. Please direct your correspondence to me at the above address.

Very truly yours,



Mary E. Talbott

Enclosures

AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
SCRIPPS NETWORKS INTERACTIVE, INC.

FOURTH: Classes and Number of Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 325,000,000 shares. The classes and the aggregate number of shares of stock of each class that the Corporation shall have authority to issue are as follows:

(i) 60,000,000 Common Voting Shares, $0.01 par value ("Common Voting Shares").

(ii) 240,000,000 Class A Common Shares, $0.01 par value ("Class A Common Shares" and together with Common Voting Shares, "Common Shares").

(iii) 25,000,000 Preferred Shares, $0.01 par value ("Preferred Shares").

A. Powers and Rights of Common Voting Shares and Class A Common Shares.

1. Election of Directors. Holders of Class A Common Shares, voting separately and as a class, shall be entitled to elect the greater of three or one-third (or the nearest smaller whole number if the aforesaid fraction is not a whole number) of the directors of the Corporation to be elected from time to time except directors, if any, to be elected by holders of Preferred Shares or any series thereof; and holders of Common Voting Shares, voting separately and as a class, shall be entitled to elect the balance of such directors.

2. Other Matters. Except as provided in this Article FOURTH with respect to Class A Common Shares or in any resolution providing for the issue of Preferred Shares or any series thereof, and as otherwise required by the Ohio Revised Code, the entire voting power shall be vested solely and exclusively in the holders of Common Voting Shares, the holders of Common Voting Shares to be entitled to one vote for each Common Voting Share held by them upon all matters requiring a vote of shareholders of the Corporation, and the holders of Preferred Shares or any series thereof or Class A Common Shares shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof. The number of authorized Class A Common Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding Common Voting Shares.